FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 134 OF SADIA S.A. BOARD OF DIRECTORS MEETING, A. HELD ON MARCH 26, 2008

On the twenty-six day of March of the year two thousand and eight, at 8 o'clock, at its facilities at Rua Fortunato Ferraz nº 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

...........................................................................................................

3. PAYMENT OF DIVIDENDS AND OF INTEREST ON EQUITY:-

Upon discussing Item 1 of Minutes No. 492 of the Executive Board meeting held on 03.24.2008, the Board of Directors, in conformity with the provision in item IV, Article 17 of the Bylaws, authorized:  i) set up a provision of funds to pay dividends under interest on net equity relating to the first quarter of 2008, in the gross amount of R$0.067755 and net amount of R$ 0.057593 per ordinary and preferred shares. This interest shall be computed in the calculation of the compulsory minimum dividend to be approved at the Ordinary Shareholders Meeting to be held in 2009. ii) advance the payment of dividends amounting to R$ 0.009625 per ordinary and preferred shares, relating to the first quarter of 2008. These dividends shall be paid to shareholders on account of the net income for the year to be ended at 12.31.2008, and shall be taken into account in the calculation of the compulsory minimum dividend to be approved at the Ordinary Shareholders Meeting to be held in 2009.  The corresponding amount shall be credited to the Company's accounting records at 03.31.2008, and shall be paid on 08.18.2008 based on the shareholding position of 04.03.2008, with the qualification that, in the case of interest, minus withholding income tax of fifteen percent (15%), in accordance with the terms of paragraph 2 of Law No. 9249/95, except for the shareholders who, provenly, have immunity or are exempted. The shares will be traded on São Paulo Stock Exchange and on New York Stock Exchange, ex-rights to interest on net equity and dividends, as of and including 04.04.2008.

4. AMENDMENT TO THE BYLAWS – ARTICLE 21:-

The Executive Board, in accordance with the provisions under letter “a”, item VII of Article 17 of the Company's Bylaws, approved the submission of a proposal for an amendment to the Company's Bylaws, at the Extraordinary Shareholders Meeting that will be held concurrently with the Ordinary Shareholders Meeting already called for April 17, 2008, at 02:30 p.m., as follows:   "To the Shareholders. Upon identifying the need for an increase in the number of the Executive Board members, due to the expansion of the business along recent years, the Board of Directors proposes the following amendment to the Bylaws:

I –Article 21:  change the maximum number of members, from twenty-five (25) to thirty-five (35); this change is shown in bold solely to make its identification easier:

CHAPTER IV – THE MANAGEMENT

SECTION III - THE EXECUTIVE BOARD

“ARTICLE 21

The Executive Board of Directors shall comprise a minimum of seven (7) to a maximum of thirty-five (35) members, no share qualification being required, one of them being the Chief Executive Officer and the remaining being Directors, all of them elected by the Administrative Board. The Administrative Board will assign their titles and respective duties in the election act.

This is the proposal of the Board of Directors, and its approval by the shareholders is expected. /s/  The Board Members."

5. RATIFICATION BY THE EXTRAORDINARY SHAREHOLDERS MEETING OF THE ACQUISITION OF SHAREHOLDING CONTROLS:

In compliance with article 256, of Law No. 6404/76,  The Board resolved to submit to the Extraordinary Shareholders Meeting to be called, for ratification, the acquisitions of companies BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. and AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA (GOIAVES).

6. NOTICE OF GENERAL SHAREHOLDERS MEETING - In view of the proposals to be discussed at the Extraordinary Shareholders Meeting, and in conformity with item VI, Article 17 of the Bylaws, the Board resolved to call an Extraordinary Shareholders Meeting to be held at the company's main address April 17, 2008, beginning at 02:30 p.m., the notice of which shall include the following Order of Business:

“SADIA S.A.

CNPJ No. 20.730.099/0001-94

A Publicly-Held Company

NOTICE OF

EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS MEETINGS

The Shareholders of Sadia S.A. are invited to attend the Extraordinary and Ordinary General Shareholders Meeting that will be held concurrently on April 17, 2008, as from 2:00 p.m., at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and make a resolution about the following Order of Business and pertinent Remarks:

I – At the Extraordinary General Shareholders Meeting:

a) discussion of the proposal dated 03.26.2008, submitted by the Board of Directors, to amend Article 21 of the Bylaws, to increase the limit in the number of the Executive Board members from twenty-five (25) to thirty-five (35)members;

b) in compliance with article 256, of Law No. 6404/76, ratification of the acquisitions of the shareholding control of the companies BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. and AVÍCOLA INDUSTRIAL BURITI ALEGRE LTDA (GOIAVES).

Remarks: Right to Withdraw – the approval of the matters in item 2 of the Order of the Day will grant to dissenting Shareholders the right to withdraw from the Company upon reimbursement of their shares, in accordance with paragraph 2, article 256 of Law No. 6404/76. Such right to withdraw may be exercised by the Company's shareholders who were, up to the date of dissemination of the Relevant Fact relating to each acquisition, the title holders of shares, in accordance with Paragraph 1 of article 137, Law 6404/76, respectively:

- on 12.04.2007 - BIG FOODS INDÚSTRIA DE PRODUTOS ALIMENTÍCIOS LTDA. According to the provisions in paragraph 1, article 45 of Law 6404/76, the reimbursement due shall be determined based on the net equity value of the shares in the September 2007 balance sheet, i.e., four reais and seven centavos (R$ 4.07) per share and the shareholder shall be entitled to the restatement contemplated in paragraph 2 of the same article.

 - on 02.18.2008 - AVÍCOLA  INDUSTRIAL BURITI ALEGRE LTDA. According to the provisions in article 45 of Law 6404/76, the reimbursement shall be determined based on the net equity value of the shares in the December 2007 balance sheet, i.e., four reais and thirty-four centavos (R$4.34) per share and the shareholder shall be entitled to the restatement contemplated in paragraph 2 of the same article.

II – At the Ordinary General Shareholders Meeting:

a) rendering of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and Audit Committee, for the year ended at 12.31.2007;

b) appropriation of net income for the year and ratification of the dividends distributed.

c) election of members to the Board of Directors and establishment of annual management fees and possibility of the shareholders exercising the powers referred to in paragraphs 4, II, or  5, of Art. 141 of Law 6404/76, introduced by Law No. 10303, of 10.31.2001;

d) election of standing and deputy members to the Audit Committee and establishment of their fees.

General Instructions:

1. according to CVM Instruction No. 165, of 12.11.1991,  article 3, and the amendment introduced by CVM Instruction No. 282, of 06.26.1998, article 1., the minimum percentage of interest in the voting capital to request the adoption of multiple vote in the election ot members to the Board of Directors is five percent (5%);

2. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 529/659, 2o. andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m. of April 14, 2007.

3. the shareholders will find at their disposal, at the Company's headquarters and at the site  www.sadia.com.br, the documentation relating to the matters to be discussed at the extraordinary and ordinary general shareholders meetings.

Concórdia – SC, March 26, 2008

Walter Fontana Filho

Chairman of the Board of Directors

----------------------

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, March 26, 2008

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Diva Helena Furlan; Everaldo Nigro dos Santos; Francisco Silverio Morales Céspede; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Norberto Fatio, Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of Minutes No. 134, transcribed from pages 5 to 8 of the Book of Minutes No. 5 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf

Secretary